CHICAGO MERCANTILE EXCHANGE HOLDINGS INC.

20 South Wacker Drive

Chicago, Illinois 60606

(312) 930-1000

June 5, 2007

VIA EDGAR AND FACSIMILE

Jennifer R. Hardy

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-0303

RE:	Chicago Mercantile Exchange Holdings Inc.
Registration Statement on Form S-4 (File No. 333-143282)

Dear Ms. Hardy:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Chicago Mercantile Exchange Holdings Inc. (the “Registrant”), respectfully requests that the effective date of the Registration Statement on Form S-4 (File No. 333-143282) filed by the Registrant on May 25, 2007, be accelerated by the Securities and Exchange Commission (the “Commission”) to June 5, 2007 at 5:00 p.m., Eastern Time, or as soon as practicable thereafter.

The	Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Michael P. McGrane of Skadden, Arps, Slate, Meagher & Flom LLP at (312) 407-0808 and that such effectiveness also be confirmed in writing.

Very truly yours,

CHICAGO MERCANTILE EXCHANGE HOLDINGS INC.

By:	/s/ Kathleen M. Cronin
Name:	Kathleen M. Cronin
Title:	Managing Director, General Counsel and Corporate Secretary